Mail Stop 0306


April 18, 2005



Via U.S Mail and FAX (703) 406-2801

Mr. Sidney C. Hooper
Chief Financial Officer
Sutron Corporation
21300 Ridgetop Circle
Sterling, Virginia  20166


	Re:	Sutron Corporation
		Form 10-KSB for Year Ended December 31, 2004
		Filed March 30, 2005
		File No. 000-12227

Dear Mr. Hooper:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents or future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Item 6. Management`s Discussion and Analysis or Plan of Operations
-
Page 9

1. In future filings, please revise MD&A to include a discussion of your critical accounting estimates as required by Release 34-48960.
In that discussion, describe the methodology you use to establish the valuation allowance for inventory obsolescence or explain why you do not record one.

Results of Operations - Page 9

2. MD&A does not include a discussion of the changes in cost of sales
or income taxes.  In 2004, cost of sales accounted for
approximately
61% of revenue while income taxes increased significantly from prior
years and approximated 6% of revenue in that year.    Please
revise
future filings to include discussions of these items that identify the factors responsible for the changes, describe why those factors occurred, and quantify the impact of the factors described. This general guidance also applies to all sections of your MD&A.

Item 8A.  Controls and Procedures - Page 12

3. We note the disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. Please amend your filing to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K and Part III.F of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

4. We note your disclosure that your "management, including [your] Chief Executive Officer and Chief Financial Officer, concluded that the company`s disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act.

5. We note your statement that your chief executive officer and your chief financial officer "have concluded that the company`s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms and are operating in an effective manner." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise your wording to address more directly your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.

6. Please revise the language used in your disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in amended Item 308(c) of Regulation S-B.

Financial Statements

Note 1.  Summary of Significant Accounting Policies - Page F-7

Revenue Recognition

7. Your current disclosure regarding revenue recognition is overly general. Please tell us and revise future filings to disclose how you recognize revenue from each type of product or service you provide to customers, identifying in each instance those events that would indicate that each criterion outlined in SAB Topic 13A has been met.

8. Tell us and revise future filings to explain how any significant terms of your arrangements with customers, such as, post delivery obligations, refund rights, customer acceptance, discounts, bill and hold, etc., would impact the amount and timing of revenue recognized.
If you provide customers with a product warranty, disclose how you account for that obligation and, if material, provide the roll-forward required by FIN 45.

9. We note that you provide customer specific solutions which include hardware, software, installation, maintenance, training and other services. Tell us and revise your policy in future periods to address recognition of revenue from these multiple-deliverable arrangements. Specifically address:
a) Whether deliverables are separable into units of accounting pursuant to EITF 00-21.
b) How you allocate total consideration for multi-element transactions.
c) How you determine fair value, particularly when there are undelivered elements such as installation and training.
d) The consideration you gave to EITF 03-05 and SOP 97-2 in accounting for software.

10. We also note that you recognize revenues from long-term contracts. Please tell us and expand in your future filings to explain how you apply the provisions of SOP 81-1, with focus on performance based fees/incentives, acceptance provisions and other price adjustments.

11. We note the discussion in the Legal Proceedings section relating to acceptance pending on two systems that were provided to the Government of Andhra Pradesh in 2002, where all contractual items on the systems have been accepted with the exception of four water level monitoring sites.
a) Tell us how you have recognized revenue from the sale of these products and explain how pending customer acceptance has impacted recognition of revenue.
b) Tell us the amount of any revenues that have been deferred pending acceptance.
c) In addition, tell us and revise the disclosures on page 8 in future filings to indicate whether you have accrued any of the additional costs you could incur if you lose at arbitration or explain why no loss has been accrued.

Capital

12. You disclose that you have repurchased 13,800 shares of your common stock as of the 2004 year-end. However, these transactions are not reflected in your statements of stockholders` equity.
Tell
us and revise future filings to disclose how you accounted for the repurchased shares, including whether you currently hold treasury stock. Explain why the transactions are not reflected in your primary financial statements.


Stock Compensation Plans

13. Please confirm that the Black Scholes pricing model assumptions relate to all periods presented and revise future filings to disclose the assumptions you use in each period presented. See paragraph
2.e
of SFAS 148.

Accrued Expenses

14. We note that Other Accrued Expenses amount to 16% of total liabilities and equity at December 31, 2004 and 54% of total current liabilities at that same date. Tell us and revise your future filings to separately present the material components of the item on the face of the balance sheet or in a note thereto.

Note 12. Stock Option Plans - Page F12

15. Please revise the note in future filings to provide all the disclosure required by FAS 123, including a discussion of the types of options, the parties to whom options may be granted, the weighted average exercise prices for options granted, exercised and cancelled in each year, the weighted average exercise prices of options outstanding and exercisable, and the weighted average remaining contractual life of options that are outstanding.

Note 15.  Segment Information - Page F13

16. Please confirm that your chief decision maker uses segment gross margin to evaluate segment performance and revise the note in future filings to say so. In addition, revise your future filings to provide all the disclosures required by paragraphs 26 through 39 of
SFAS 131, including any required reconciliations and segment assets.


Exhibit 31.1 and 31.2

17. We noted that the certifications filed were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31 pursuant to Part III.E of Release
No. 33-8238.  Accordingly, please file an amendment to your Form
10-
KSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of regulation S-B.



* * * * * * * *

      As appropriate, please amend your Form 10-K for year ended December 31, 2004 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Praveen Kartholy, Staff Accountant, at (202) 824-5465 or me at (202) 942-1984 if you have questions regarding these comments.


					Sincerely,



					Martin F. James
					Senior Assistant Chief Accountant


Mr. Sidney C. Hooper
Sutron Corporation
April 18, 2005
Page 3